ALLEN & OVERY LLP
                                             One Bishops Square
                                             London  E1 6AO  United Kingdom

Jason E. Wynn and Rolaine Bancroft           Tel         +44 (0)20 3088 0000
Division of Corporation Finance              Fax         +44 (0)20 3088 0088
Securities and Exchange Commission           Direct      +44 (0)20 3088 2808
100 F Street NE                              christopher.bernard@allenovery.com
Washington, D.C. 20549

Our ref     33775-00220 ICM:5354383.1

September 28, 2007



Dear Mr. Wynn and Ms. Bancroft:

PERMANENT FUNDING (NO. 2) LIMITED
REGISTRATION STATEMENT ON FORM S-3
FILED AUGUST 17, 2007
FILE NO. 333-145530

PERMANENT MASTER ISSUER PLC
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
FILED MARCH 30, 2007
FILE NO. 333-137495-07

On behalf of our client, Bank of Scotland plc, the successor to Halifax plc (HALIFAX), we are writing to respond to your letter of September 12, 2007 commenting on the filing by Permanent Funding (No. 2) Limited of a Registration Statement on Form S-3 and the filing by Permanent Master Issuer plc of a Form 10-K for the Fiscal Year ended December 31, 2006.

Accompanying this letter is an amendment no. 1 to the Registration Statement on Form S-3 and an amendment no. 1 on Form 10-K/A for the Fiscal Year ended December 31, 2006. The responses below follow the numbering in your comment letter. Where we use capitalised terms here, they have the meanings given to them in the accompanying documents.

Permanent Funding (No. 2) Limited

Registration Statement on Form S-3

1. We confirm that the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The depositor has not established any previous issuing entities. Permanent Funding (No. 1) Limited and the previous Funding 1 issuing entities are affiliates of the depositor. Each of the previous Funding 1 issuing entities has suspended its duty to file reports pursuant to Rule 15d-6 of the Exchange Act but has otherwise been current with Exchange Act reporting during the last twelve months with respect to








Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Solicitors Regulation Authority of England and Wales. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AO.

Allen & Overy LLP or an affiliated undertaking has an office in each of:
Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, D{u"}sseldorf, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Mannheim, Milan, Moscow, New York, Paris, Prague, Riyadh (associated office), Rome, Shanghai, Singapore, Tokyo and Warsaw.

       asset-backed securities involving the same asset class. The CIK code of Permanent Funding (No. 1) Limited is 0001174117. The CIK codes of the previous Funding 1 issuing entities are 0001174114, 0001211134, 0001264883, 0001274203, 0001289840, 0001303520, 0001314476 and
       0001325154.

2. We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

3. We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

Prospectus Supplement

Optional redemption by the issuer, page S-7

Use of proceeds, page S-11

4. No expenses incurred in connection with the selection and acquisition of the pool assets are payable from the offering proceeds. Any such expenses are paid with proceeds of start-up loans.

Base Prospectus

Overview of Prospectus, page 13

Structural Diagram of the Program, page 17

5. Please see the amended footnotes to the structural diagram in the Base Prospectus.

6.     Please see the amended structural diagram in the Base Prospectus.

Diagram of the priority of payments by the issuing entity and subordination relationships, page 33

7. Please see the amended diagram of the priority of payments in the Base Prospectus.

Additions to trust property, page 145

8. We confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

Exhibits

9. An issuing entity subordinated loan agreement and issuing entity start-up loan agreement will be filed at the time of a takedown involving an issuing entity subordinated loan and an issuing entity start-up loan, respectively.

10. A form of Amended and Restated Master Intercompany Loan Agreement has been filed as an exhibit to the registration statement.

Signature of Permanent Funding (No. 2) Limited

11.    Please see the amended signature blocks in the registration statement.

Permanent Master Issuer plc

Form 10-K for the Fiscal Year ended December 31, 2006

Item 1114(b)(2) Credit Enhancement and Other Support, Except for Certain Derivative Instruments

12. We have revised the disclosure in the Form 10-K/A to include the relevant file number. We have revised the exhibit list to include the financial statements of Deutsche Bank as required by Rule 12b-23 under the Exchange Act. Pursuant to Rule 12b-32 under the Exchange Act, we are incorporating this exhibit by reference to Deutsche Bank's Annual Report on Form 20-F. Item 603(b)(13) of Regulation S-K refers to "The registrant's annual report to security holders for its last fiscal year, its Form 10-Q and Form 10-QSB (if specifically incorporated by reference in the prospectus) or its quarterly report to security holders, if all or a portion thereof is incorporated by reference in the filing." It therefore does not apply to third-party financial statements. We are therefore including the incorporated information as Exhibit 99.1.

Signatures

13.    Please see the amended signature black in the Form 10-K/A.

Exhibit 33.1 - Report on Assessment of Compliance with Servicing Criteria

14. The report prepared by Halifax plc and the related attestation report identify one material instance of non-compliance that occurred from December 21, 2006 to December 31, 2006. As stated in Item 1122 in the Form 10-K, record of receipt for each mortgage loan account was subsequently redated for value to the correct date. Halifax determined that no borrowers were disadvantaged, and the cashflows available for distribution to noteholders were not affected, as a result of this incident.

15.    The servicing criteria set forth in subparagraph (d)(1)(iv) and
       (d)(2)(vi) of Item 1122 of Regulation AB do not apply because (a) fidelity bonds and error and omissions policies do not apply in the United Kingdom and (b) the servicer does not use checks.

Sincerely




CHRISTOPHER BERNARD
Partner







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